OPERATING AGREEMENT

OF
ReelArt Media LLC
A California Limited Liability Company

This Operating Agreement

This Operating Agreement ("Agreement") is entered into and made effective as of May 14, 2025, by and between Natasha Chernin, the sole Member of ReelArt Media LLC, a California limited liability company (the "Company").

ARTICLE I – FORMATION

1.1 Name
The name of the Company is ReelArt Media LLC.

1.2 Formation
This Limited Liability Company was formed pursuant to the California Revised Uniform Limited Liability Company Act by filing Articles of Organization with the Secretary of State on May 14, 2025.

1.3 Registered Office
The principal business office of the Company is located at:
17938 Burbank Blvd, Unit 24, Encino, CA 91316

ARTICLE II – MEMBER

2.1 Sole Member
The sole Member of the Company is:
Name: Natasha Chernin
Address: 17938 Burbank Blvd, Unit 24, Encino, CA 91316

ARTICLE III – PURPOSE

The purpose of this Company is to engage in the development, production, marketing, and distribution of the motion picture tentatively titled Klara's Box, and to conduct any lawful business related to film and media production.

ARTICLE IV – CAPITAL CONTRIBUTIONS

4.1 Initial Contributions

The Member has contributed capital to the Company in an amount determined internally. No additional contributions are required but may be made at the Member's discretion.

ARTICLE V – ALLOCATIONS & DISTRIBUTIONS

5.1 Profits and Losses

All profits and losses shall be allocated to the Member.

5.2 Distributions

Distributions shall be made at the Member's discretion.

ARTICLE VI – MANAGEMENT

6.1 Management Structure

The Company shall be managed solely by the Member.

6.2 Officer Appointment

The Member, Natasha Chernin, shall serve as CEO of the Company and is authorized to act fully on its behalf.

ARTICLE VII – LIABILITY & INDEMNIFICATION

7.1 Limited Liability

The Member shall not be personally liable for the debts or obligations of the Company beyond their capital contributions.

7.2 Indemnification

The Company shall indemnify the Member to the fullest extent allowed by California law.

ARTICLE VIII – FISCAL YEAR

The fiscal year of the Company shall end on December 31 of each calendar year.

ARTICLE IX – DISSOLUTION

9.1 Dissolution Events

The Company shall dissolve upon the written decision of the Member or upon completion of the motion picture project and related business affairs.

9.2 Winding Up

After dissolution, the Company shall wind up and distribute assets in accordance with California law.

ARTICLE X – MISCELLANEOUS

10.1 Governing Law
This Agreement is governed by the laws of the State of California.

10.2 Entire Agreement
This Agreement represents the entire understanding between the parties and supersedes all prior agreements, if any.

IN WITNESS WHEREOF, the undersigned executes this Operating Agreement as of the date written above.

Date: 05/19/25

Signature:

Name: Natasha Chernin

Title: CEO / Sole Member